Exhibit 5.1

OPINION AND CONSENT OF DAVID E. MARTIN

August 23, 2012

Progenics Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, NY 10591

Ladies and Gentlemen:

I am General Counsel of Progenics Pharmaceuticals, Inc. and have acted as such in connection with the filing by the Company with the U.S. Securities and Exchange Commission of a Registration Statement on Form S-8 under the U.S. Securities Act of 1933, as amended, for the registration of an additional 1,000,000 shares of the Company’s Common Stock, $0.0013 par value per share, which may be issued upon exercise of stock options, stock appreciation rights, restricted stock, stock units, stock awards and performance awards granted or to be granted under the Company’s 2005 Stock Incentive Plan, as amended.

I have examined and am familiar with originals or copies, certified or otherwise identified to my satisfaction, of such documents, corporate records, certificates of public officials and officers of the Company and such other instruments, including but not limited to capitalization opinions rendered by outside counsel regarding the Company’s outstanding common stock, as I have deemed necessary or appropriate as a basis for the opinions expressed below.

Based on the foregoing, I am of the opinion that:

1.  The issuance of such shares under the Plan has been lawfully and duly authorized; and

2.  When such shares have been issued and delivered in accordance with the terms of the Plan, such shares will be legally issued, fully paid and nonassessable.

I consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving such consent, I do not thereby admit that I come within the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the SEC thereunder.

Very truly yours,

 /s/ David E. Martin